Exhibit 99.3

Consolidated Financial Statements

RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee).

The Committee consists of four non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG has full and unrestricted access to the Committee. KPMG audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

A. Terence Poole	Bruce Aitken	Ian Cameron
Chairman of the Audit, Finance and Risk Committee	President and Chief Executive Officer	Senior Vice President, Corporate Development and Chief Financial Officer
March 15, 2012

METHANEX |	Annual Report 2011	47

Consolidated Financial Statements

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation

We have audited the accompanying consolidated statements of financial position of Methanex Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010. These consolidated financial statements are the responsibility of Methanex Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Methanex Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Methanex Corporation’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2012 expressed an unqualified opinion on the effectiveness of Methanex Corporation’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

March 15, 2012

48 METHANEX |	Annual Report 2011

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation

We have audited Methanex Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated March 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 15, 2012

METHANEX |	Annual Report 2011	49

Consolidated Statements of Financial Position

(thousands of US dollars, except number of common shares)

AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
ASSETS
Current assets:
Cash and cash equivalents	$350,711	$193,794	$169,788
Trade and other receivables (note 3)	378,430	320,027	257,418
Inventories (note 4)	281,015	229,657	170,904
Prepaid expenses	24,465	26,877	23,893
	1,034,621	770,355	622,003
Non-current assets:
Property, plant and equipment (note 5)	2,233,023	2,258,576	2,226,673
Other assets (note 7)	125,931	111,762	134,905
	2,358,954	2,370,338	2,361,578
	$3,393,575	$3,140,693	$2,983,581
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$327,130	$259,039	$238,699
Current maturities on long-term debt (note 8)	251,107	49,965	29,330
Current maturities on finance leases (note 9)	6,713	11,570	10,655
Current maturities on other long-term liabilities (note 10)	18,031	9,677	4,304
	602,981	330,251	282,988
Non-current liabilities:
Long-term debt (note 8)	652,148	896,976	884,914
Finance leases (note 9)	55,979	67,842	79,506
Other long-term liabilities (note 10)	178,172	140,570	97,509
Deferred income tax liabilities (note 16)	302,332	295,431	290,390
	1,188,631	1,400,819	1,352,319
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value Unlimited authorization of common shares without nominal or par value Issued and outstanding common shares at December 31, 2011 were 93,247,755 (2010 – 92,632,022)	455,434	440,092	427,792
Contributed surplus	22,281	25,393	26,981
Retained earnings	942,978	813,819	776,139
Accumulated other comprehensive loss	(15,968)	(26,093)	(19,910)
Shareholders’ equity	1,404,725	1,253,211	1,211,002
Non-controlling interests	197,238	156,412	137,272
Total equity	1,601,963	1,409,623	1,348,274
	$3,393,575	$3,140,693	$2,983,581

Commitments and contingencies (notes 16 and 22)

See accompanying notes to consolidated financial statements.

Approved by the Board:

Terence Poole (Director)	Bruce Aitken (Director)

50 METHANEX |	Annual Report 2011

Consolidated Statements of Income

(thousands of US dollars, except number of common shares and per share amounts)

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Revenue	$2,608,037	$1,966,583
Cost of sales and operating expenses (note 11)	(2,107,320)	(1,694,865)
Depreciation and amortization (note 11)	(156,667)	(137,214)
Gain on sale of Kitimat assets	–	22,223
Operating income	344,050	156,727
Finance costs (note 12)	(61,797)	(30,648)
Finance income and other expenses	1,667	2,454
Profit before income tax expense	283,920	128,533
Income tax expense (note 16):
Current	(36,241)	(29,463)
Deferred	(19,679)	(5,041)
	(55,920)	(34,504)
Net income	$228,000	$94,029
Attributable to:
Methanex Corporation shareholders	$201,326	$96,019
Non-controlling interests	26,674	(1,990)
	$228,000	$94,029

Income for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$2.16	$1.04
Diluted net income per common share (note 13)	$2.06	$1.03
Basic net income per common share before unusual item	$2.16	$0.80
Diluted net income per common share before unusual item	$2.06	$0.79
Weighted average number of common shares outstanding	93,026,482	92,218,320
Diluted weighted average number of common shares outstanding	94,360,956	93,509,799

See accompanying notes to consolidated financial statements.

METHANEX |	Annual Report 2011	51

Consolidated Statements of Comprehensive Income

(thousands of US dollars)

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Net income	$228,000	$94,029
Other comprehensive income:
Change in fair value of forward exchange contracts, net of tax (note 19)	326	–
Change in fair value of interest rate swap contracts, net of tax (notes 16 and 19)	(3,764)	(25,985)
Realized loss on interest rate swap reclassified to interest expense	12,816	–
Realized loss on interest rate swap reclassified to property, plant and equipment	7,279	15,682
Actuarial losses on defined benefit pension plans, net of tax (notes 16 and 21(a))	(10,258)	(1,139)
	6,399	(11,442)
Comprehensive income	$234,399	$82,587
Attributable to:
Methanex Corporation shareholders	$201,193	$88,697
Non-controlling interests	33,206	(6,110)
	$234,399	$82,587

See accompanying notes to consolidated financial statements.

52 METHANEX |	Annual Report 2011

Consolidated Statements of Changes in Equity

(thousands of US dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders’ Equity	Non-Controlling Interests	Total Equity
Balance, January 1, 2010	92,108,242	$ 427,792	$ 26,981	$ 776,139	$ (19,910)	$ 1,211,002	$ 137,272	$ 1,348,274
Net income (loss)	–	–	–	96,019	–	96,019	(1,990)	94,029
Other comprehensive loss	–	–	–	(1,139)	(6,183)	(7,322)	(4,120)	(11,442)
Compensation expense recorded for stock options	–	–	1,475	–	–	1,475	–	1,475
Issue of shares on exercise of stock options	523,780	9,237	–	–	–	9,237	–	9,237
Reclassification of grant-date fair value on exercise of stock options	–	3,063	(3,063)	–	–	–	–	–
Dividend payments to Methanex Corporation shareholders	–	–	–	(57,200)	–	(57,200)	–	(57,200)
Distributions to non-controlling interests	–	–	–	–	–	–	(750)	(750)
Equity contributions by non-controlling interests	–	–	–	–	–	–	26,000	26,000
Balance, December 31, 2010	92,632,022	440,092	25,393	813,819	(26,093)	1,253,211	156,412	1,409,623
Net income	–	–	–	201,326	–	201,326	26,674	228,000
Other comprehensive income (loss)	–	–	–	(10,258)	10,125	(133)	6,532	6,399
Compensation expense recorded for stock options	–	–	837	–	–	837	–	837
Issue of shares on exercise of stock options	615,733	11,393	–	–	–	11,393	–	11,393
Reclassification of grant-date fair value on exercise of stock options	–	3,949	(3,949)	–	–	–	–	–
Dividend payments to Methanex Corporation shareholders	–	–	–	(61,909)	–	(61,909)	–	(61,909)
Distributions to non-controlling interests	–	–	–	–	–	–	(11,580)	(11,580)
Equity contributions by non-controlling interests	–	–	–	–	–	–	19,200	19,200
Balance, December 31, 2011	93,247,755	$ 455,434	$ 22,281	$ 942,978	$ (15,968)	$ 1,404,725	$ 197,238	$ 1,601,963

See accompanying notes to consolidated financial statements.

METHANEX |	Annual Report 2011	53

Consolidated Statements of Cash Flows

(thousands of US dollars)

FOR THE YEARS ENDED DECEMBER 31	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$228,000	$94,029
Add (deduct) non-cash items:
Depreciation and amortization	156,667	137,214
Gain on sale of Kitimat assets	–	(22,223)
Income tax expense	55,920	34,504
Share-based compensation expense (recovery)	(4,890)	36,084
Finance costs	61,797	30,648
Other	3,459	8,047
Income taxes paid	(46,331)	(9,090)
Other cash payments, including share-based compensation	(10,303)	(6,049)
Cash flows from operating activities before undernoted	444,319	303,164
Changes in non-cash working capital (note 17)	35,388	(120,618)
	479,707	182,546
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(61,909)	(57,200)
Interest paid, including interest rate swap settlements	(60,467)	(63,704)
Proceeds from limited recourse debt	2,700	67,515
Repayment of limited recourse debt	(49,650)	(30,991)
Changes in project finance reserve accounts	(27,291)	372
Equity contributions by non-controlling interests	19,200	26,000
Distributions to non-controlling interests	(8,239)	(750)
Proceeds on issue of shares on exercise of stock options	11,393	9,237
Repayment of finance leases and other long-term liabilities	(5,964)	(11,583)
	(180,227)	(61,104)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of assets	–	31,771
Property, plant and equipment	(127,524)	(122,082)
Oil and gas assets	(30,098)	(24,233)
GeoPark repayments	7,551	20,227
Other assets	–	(769)
Changes in non-cash working capital related to investing activities (note 17)	7,508	(2,350)
	(142,563)	(97,436)
Increase in cash and cash equivalents	156,917	24,006
Cash and cash equivalents, beginning of year	193,794	169,788
Cash and cash equivalents, end of year	$350,711	$193,794

See accompanying notes to consolidated financial statements.

54 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of US dollars, except where noted)

Year ended December 31, 2011

1. Nature of operations:

Methanex Corporation (“the Company”) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to the major international markets of Asia Pacific, North America, Europe and Latin America.

2. Significant accounting policies:

a) Statement of compliance:

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These are the Company’s first IFRS consolidated financial statements and IFRS 1, First-time Adoption of IFRS, has been applied. The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 15, 2012.

The Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) until December 31, 2010. Canadian GAAP differs from IFRS in some areas and, accordingly, the significant accounting policies applied in the preparation of these consolidated financial statements are set out below and have been consistently applied to all periods presented except in instances where IFRS 1 either requires or permits an exemption. An explanation of how the transition from Canadian GAAP to IFRS has affected the reported Consolidated Statements of Income, Comprehensive Income, Financial Position, Cash Flows and Changes in Equity of the Company is provided in note 24. This note includes information on the provisions of IFRS 1 and the exemptions that the Company elected to apply, reconciliations of assets, liabilities, equity, net income and comprehensive income for the comparative period and at the date of transition, January 1, 2010.

b) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, less than wholly owned entities for which it has a controlling interest and its proportionate share of the accounts of joint ventures. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. For less than wholly owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. The Company also consolidates any special purpose entity where the substance of the relationship indicates the Company has control. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are inventories (note 2(f)), property, plant and equipment (note 2(g)), oil and gas properties (notes 2(g) and 2(h)), financial instruments (note 2(o)), and income taxes (note 2(p)). Actual results could differ from those estimates.

c) Reporting currency and foreign currency translation:

Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates, foreign currency denominated non-monetary items at historic rates, and revenues and expenditures at the rates of exchange at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

d) Cash equivalents:

Cash equivalents include securities with maturities of three months or less when purchased.

e) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value if not collectible in full. Credit losses have historically been within the range of management’s expectations.

METHANEX |	Annual Report 2011	55

Notes to Consolidated Financial Statements

f) Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and transportation.

g) Property, plant and equipment:

Initial recognition

Property, plant and equipment are initially recorded at cost. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs, including the impact of related cash flow hedges, incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.

Subsequent costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround.

Depreciation

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value. The estimated useful life of the Company’s buildings, plant installations and machinery is 5 to 25 years.

The Company reviews the depreciation and amortization rates of property, plant and equipment on an annual basis and, if necessary, changes are accounted for prospectively.

Assets under finance lease are depreciated to their estimated residual value based on the shorter of their useful lives and the lease term.

Oil and gas properties

Costs incurred for oil and natural gas properties with proven reserves are capitalized to property, plant and equipment, including the reclassification of associated exploration costs and abandoned properties. These costs are depreciated using a unit-of-production method, taking into consideration estimated proven reserves and estimated future development costs. Proven and probable reserves for oil and gas properties are estimated based on independent reserve reports and represent the estimated quantities of natural gas that are considered commercially feasible. These reserve estimates are used to determine depreciation and to assess the carrying value of oil and gas properties. The accounting for costs incurred for oil and gas exploration properties with unproven reserves are described in note 2(h).

Impairment

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. Examples of such events or changes in circumstances include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant change in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. Recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to estimated pre-tax fair value, which is determined by measuring the pre-tax cash flows expected to be generated from the asset or cash-generating unit over their estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded for the difference that the carrying value exceeds the pre-tax fair value. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For purposes of recognition and measurement of an impairment writedown, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.

56 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

h) Other assets:

Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility. Financing fees related to project debt facilities are capitalized to other assets until the project debt is fully drawn. Once the project debt is fully drawn, these fees are reclassified against long-term debt and amortized to finance costs over the repayment term on an effective interest basis.

Costs incurred for oil and natural gas exploration properties with unproven reserves are capitalized to other assets. Upon recognition of proven reserves and internal approval for development, these costs are transferred to property, plant and equipment and are depreciated using a unit-of-production method based on estimated proven reserves. Costs associated with properties with no proven reserves are transferred to property, plant and equipment and becomes subject to depreciation when they have been deemed abandoned by management. Upon transfer to property, plant and equipment an impairment assessment is performed. The Company assesses the recoverability of oil and gas exploration properties as part of a cash-generating unit as described in note 2(g).

i) Leases:

Leasing contracts are classified as either financing or operating leases. Where the contracts are classified as operating leases, payments are charged to income in the year they are incurred. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards of ownership of the leased asset. The asset and liability associated with a finance lease are recorded at the lower of fair value and the present value of the minimum lease payments, net of executory costs. Lease payments are apportioned between interest expense and repayments of the liability.

j) Site restoration costs:

The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the fair value of the liability by determining the current market cost required to settle the site restoration costs and adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the fair value measurement.

k) Employee future benefits:

The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the statement of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, salary growth, longevity and expected return on plan assets. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and recorded in retained earnings. The cost for defined contribution benefit plans is recognized in net income as earned by the employees.

l) Share-based compensation:

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received as consideration is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.

Share appreciation rights (SARs) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share

METHANEX |	Annual Report 2011	57

Notes to Consolidated Financial Statements

appreciation rights (TSARs) gives the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received as consideration is initially measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

Additional information related to the stock option plan, the assumptions used in the Black-Scholes option pricing model, tandem share appreciation rights, share appreciation rights and the deferred, restricted and performance share units of the Company is described in note 14.

m) Net income per common share:

The Company calculates basic net income per common share by dividing net income attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options is applied to repurchase common shares at the average market price for the period. Stock options are dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option.

Diluted net income per common share is calculated by also giving effect to the potential dilution that would occur if outstanding TSARs were converted to common shares. Outstanding TSARs may be settled in cash or common shares at the holder’s option and for the purposes of calculating diluted net income per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require an adjustment to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share. Additional information related to the calculation of net income per share is described in note 13.

n) Revenue recognition:

Revenue is recognized based on individual contract terms when the title and risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains title and risk of loss during shipment. For methanol shipped on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned.

o) Financial instruments:

The Company enters into derivative financial instruments to manage certain exposures to commodity price volatility, foreign exchange volatility and variable interest rate volatility. Financial instruments are classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Financial assets and liabilities held-for-trading and available-for-sale financial assets are measured at fair value. Changes in the fair value of held-for-trading financial assets and liabilities are recognized in net income and changes in the fair value of available-for-sale financial assets are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income. The Company classifies cash and cash equivalents and trade and other receivables as loans and receivables. Trade, other payables and accrued liabilities, long-term debt, net of financing costs, and other long-term liabilities are classified as other financial liabilities.

Under these standards, derivative financial instruments, including embedded derivatives, are classified as held-for-trading and are recorded on the Consolidated Statements of Financial Position at fair value. The valuation of derivative financial instruments is a critical accounting

58 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

estimate due to the complex nature of these products, the degree of judgment required to appropriately value these products and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in net income unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated sales. The Company also enters into and designates as cash flow hedges certain interest rate swap contracts to hedge variable interest rate exposure on its limited recourse debt. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in net income. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in foreign exchange or variable interest rates.

p) Income taxes:

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate, including related interest charges.

Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, the Company’s results of operations and financial position could be materially impacted.

q) Provisions:

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

r) Segmented information:

The Company’s operation consists of the production and sale of methanol, which constitutes a single operating segment.

s) Anticipated changes to International Financial Reporting Standards:

In May 2011, the IASB issued new accounting standards related to consolidation and joint arrangement accounting. The IASB has revised the definition of “control,” which is a criterion for consolidation accounting. In addition, changes to IFRS in the accounting for joint arrangements were issued which, under certain circumstances, removed the option for proportionate consolidation accounting so that the equity method of accounting for such interests would need to be applied. The impact of applying consolidation accounting or equity accounting does not result in any change to net earnings or shareholders’ equity, but would result in a significant presentation impact. We are currently assessing the impact on our financial statements. We currently account for our 63.1% interest in Atlas Methanol Company using proportionate consolidation accounting and this represents the most significant potential change under these new standards. The effective date for these standards is for periods commencing on or after January 1, 2013, with earlier adoption permitted.

In addition, as part of their global conversion project, the IASB and the US Financial Accounting Standards Board (“FASB”) issued a joint Exposure Draft in 2010 proposing that lessees would be required to recognize all leases on the statement of financial position. We have a fleet of ocean-going vessels under time charter agreements with terms of up to 15 years, which are currently accounted for as operating leases. The proposed rules would require these time charter agreements to be recorded on the Consolidated Statements of Financial Position, resulting in a material increase to total assets and liabilities. The IASB and FASB currently expect to issue a re-exposed draft in 2012.

METHANEX |	Annual Report 2011	59

Notes to Consolidated Financial Statements

3. Trade and other receivables:

AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
Trade	$310,616	$257,945	$191,002
Value-added and other tax receivables	43,132	43,495	56,264
Current portion of GeoPark financing (note 7)	7,200	8,800	8,086
Other	17,482	9,787	2,066
	$378,430	$320,027	$257,418

4. Inventories:

The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2011 is $2,052 million (2010 – $1,598 million).

5. Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Plant Under Construction	Oil & Gas Properties	Other	Total
Cost at January 1, 2011	$2,131,608	$966,320	$54,049	$116,203	$3,268,180
Additions	108,019	4,976	13,045	6,806	132,846
Disposals and other	–	–	–	(34,367)	(34,367)
Transfers	971,296	(971,296)	–	–	–
Reclassified from other assets, net	–	–	10,392	–	10,392
Cost at December 31, 2011	$3,210,923	$–	$77,486	$88,642	$3,377,051
Accumulated depreciation at January 1, 2011	$929,079	$–	$20,092	$60,433	$1,009,604
Disposals	–	–	–	(25,431)	(25,431)
Depreciation	141,188	–	12,898	5,769	159,855
Accumulated depreciation at December 31, 2011	$1,070,267	$–	$32,990	$40,771	$1,144,028
Net book value at December 31, 2011	$2,140,656	$–	$44,496	$47,871	$2,233,023

	Buildings, Plant Installations & Machinery	Plant Under Construction	Oil & Gas Properties	Other	Total
Cost at January 1, 2010	$2,101,991	$862,433	$39,990	$127,623	$3,132,037
Additions	48,978	103,887	14,059	10,394	177,318
Disposals and other	(19,361)	–	–	(21,814)	(41,175)
Cost at December 31, 2010	$2,131,608	$966,320	$54,049	$116,203	$3,268,180
Accumulated depreciation at January 1, 2010	$832,421	$–	$4,560	$68,383	$905,364
Disposals	(6,849)	–	–	(19,351)	(26,200)
Depreciation	103,507	–	15,532	11,401	130,440
Accumulated depreciation at December 31, 2010	$929,079	$–	$20,092	$60,433	$1,009,604
Net book value at December 31, 2010	$1,202,529	$966,320	$33,957	$55,770	$2,258,576

60 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

Included in buildings, plant installations and machinery at December 31, 2011 and 2010 are capitalized costs of $99.3 million relating to the oxygen production facilities in Trinidad accounted for as finance leases (note 9). The net book value of these assets as at December 31, 2011 was $49.8 million (2010 – $55.8 million).

Other property, plant and equipment includes ocean shipping vessels with a total net book value of $28.6 million at December 31, 2011 (2010 – $36.0 million).

6. Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
Cash and cash equivalents	$9,266	$10,676	$8,252
Other current assets	92,259	79,511	72,571
Property, plant and equipment	281,263	276,114	287,727
Other assets	9,429	12,548	12,920
Trade, other payables and accrued liabilities	32,990	23,934	22,380
Long-term debt, including current maturities (note 8)	64,397	79,577	93,155
Finance leases and other long-term liabilities	49,305	52,480	55,139
Deferred income tax liabilities	20,814	18,893	16,449

	0000000000000	0000000000000

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31	2011	2010
Revenue	$224,902	$180,314
Expenses	(199,303)	(165,947)
Income before income taxes	25,599	14,367
Income tax expense	(4,853)	(4,749)
Net income	$20,746	$9,618

	0000000000000	0000000000000

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31	2011	2010
Cash inflows from operating activities	$36,062	$33,671
Cash outflows from financing activities	(19,641)	(22,622)
Cash outflows from investing activities	(17,831)	(8,625)

7. Other assets:

AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
Oil and gas properties (a)	$50,946	$48,852	$28,412
Restricted cash (b)	39,839	12,548	12,920
GeoPark financing (c)	10,872	17,068	37,969
Marketing and production rights, net of accumulated amortization (d)	7,634	11,600	19,099
Deferred financing costs, net of accumulated amortization (e)	2,007	1,791	9,725
Defined benefit pension plans (note 21)	–	3,881	5,392
Other	14,633	16,022	21,388
	$125,931	$111,762	$134,905

METHANEX |	Annual Report 2011	61

Notes to Consolidated Financial Statements

a) Oil and gas properties:

Costs incurred for oil and natural gas exploration properties with unproven reserves are capitalized to other assets. Upon recognition of proven reserves the costs are transferred to property, plant and equipment. During the year, we incurred $17.5 million (2010 – $20.4 million) in exploration and evaluation expenditures, which were offset by $13.3 million (2010 – nil) in transfers to property, plant and equipment upon recognition of proven reserves.

b) Restricted cash:

During the year, a debt reserve account of $29 million (2010 – nil) was established in relation to the Egypt limited recourse debt facilities and $2 million (2010 – $0.4 million) was drawn in relation to other debt facilities.

c) GeoPark financing:

Over the past few years, the Company has provided GeoPark Chile Limited (GeoPark) $57 million (of which $40 million has been repaid at December 31, 2011) in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. GeoPark agreed to supply the Company with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. As at December 31, 2011, the outstanding balance is $18.1 million (2010 – $25.9 million), of which $7.2 million (2010 – $8.8 million), representing the current portion, has been recorded in trade and other receivables.

d) Marketing and production rights, net of accumulated amortization:

For the year ended December 31, 2011, amortization of marketing and production rights included in depreciation and amortization was $4.0 million (2010 – $7.5 million).

e) Deferred financing costs, net of accumulated amortization:

For the year ended December 31, 2011, amortization of deferred financing fees  included in finance costs was $0.9 million (2010 – $0.8 million).

8. Long-term debt:

AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
Unsecured notes:
(i) 8.75% due August 15, 2012 (effective yield 8.88%)	$199,643	$199,112	$198,627
(ii) 6.00% due August 15, 2015 (effective yield 6.10%)	149,119	148,908	148,705
	348,762	348,020	347,332
Atlas limited recourse debt facilities (63.1% proportionate share):
(i) Senior commercial bank loan facility with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal was paid in 12 semi-annual payments which commenced June 2005.	–	–	7,071
(ii) Senior secured notes with semi-annual interest payments of 7.95% per annum. Principal is paid in 9 semi-annual payments which commenced December 2010.	41,730	55,476	62,064
(iii) Senior fixed rate bond with semi-annual interest payments of 8.25% per annum. Principal will be paid in 4 semi-annual payments commencing June 2015.	14,869	14,816	14,769
(iv) Subordinated loans with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal is paid in 20 semi-annual payments which commenced December 2010.	7,798	9,285	9,251
	64,397	79,577	93,155
Egypt limited recourse debt facilities:
Four facilities with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.7% per annum. Principal is paid in 24 semi-annual payments which commenced in September 2010.	470,208	499,706	461,570
Other limited recourse debt	19,888	19,638	12,187
Total long-term debt [1]	903,255	946,941	914,244
Less current maturities	(251,107)	(49,965)	(29,330)
	$652,148	$896,976	$884,914

[1]	Total debt is presented net of deferred financing fees of $15.3 million at December 31, 2011 (2010 – $18.5 million).

62 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015 (note 19).

The other limited recourse debt includes one limited recourse facility with a remaining term of approximately eight years with interest payable at LIBOR plus 0.75% and another limited recourse facility with a remaining term of approximately five-and-a-half years with interest payable at LIBOR plus 2.8%. Both of these financial obligations are paid in equal quarterly payments including principal and interest.

For the year ended December 31, 2011, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $2.1 million (2010 – $1.2 million).

The minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

2012	$251,107
2013	53,268
2014	61,936
2015	200,114
2016	52,765
Thereafter	299,411
$918,601

In February 2012, the Company issued $250 million of unsecured notes bearing an interest rate of 5.25% and due March 1, 2022 (effective yield 5.30%).

The covenants governing the Company’s unsecured notes apply to the Company and its subsidiaries, excluding the Atlas joint venture and Egypt entity (“limited recourse subsidiaries”), and include restrictions on liens and sale and lease-back transactions, or merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

The Company has a $200 million unsecured revolving bank facility provided by highly rated financial institutions and this was extended in July 2011 to May 2015. This facility contains covenant and default provisions in addition to those of the unsecured notes as described above. Significant covenants and default provisions under this facility include:

a)	the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 and a debt to capitalization ratio of less than or equal to 50%, calculated on a four quarter trailing average basis in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

b)	a default if payment is accelerated by the creditor on any indebtedness of $10 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

c)	a default if a default occurs that permits the creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions that apply only to these entities, including restrictions on the incurrence of additional indebtedness, a requirement to fulfill certain conditions before the payment of cash or other distributions and a restriction on these distributions if there is a default subsisting.

The Egypt limited recourse debt facilities required that certain conditions associated with plant construction and commissioning be met by September 30, 2011 (“project completion”). Project completion was achieved during the third quarter of 2011. The Egypt limited recourse debt facilities contain a covenant to complete by March 31, 2013 certain land title registrations and related mortgages that require action by Egyptian government entities. We do not believe that the finalization of these items is material.

METHANEX |	Annual Report 2011	63

Notes to Consolidated Financial Statements

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests and to accelerate the due date of the principal and accrued interest on any outstanding loans.

At December 31, 2011, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.

9. Finance leases:

AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
Finance lease obligations	$62,692	$79,412	$90,161
Less current maturities	(6,713)	(11,570)	(10,655)
	$55,979	$67,842	$79,506

At December 31, 2011, the Company has finance lease obligations related to oxygen production facilities in Trinidad that are set to expire in 2015 and 2024. The liabilities mature as follows until the expiry of the leases:

	Lease payments	Interest component	Finance lease obligations
2012	$11,593	$4,880	$6,713
2013	11,690	4,332	7,358
2014	11,790	3,733	8,057
2015	10,335	3,091	7,244
2016	7,209	2,640	4,569
Thereafter	37,007	8,256	28,751
	$89,624	$26,932	$62,692

10. Other long-term liabilities:

AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
Site restoration costs (a)	$25,889	$23,951	$21,033
Deferred gas payments (b)	51,079	–	–
Share-based compensation liability (note 14)	42,157	52,987	21,672
Fair value of derivative financial instruments (note 19)	41,536	43,488	33,284
Defined benefit pension plans (note 21)	35,542	29,821	25,824
	196,203	150,247	101,813
Less current maturities	(18,031)	(9,677)	(4,304)
	$178,172	$140,570	$97,509

64 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

a) Site restoration costs:

The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. At December 31, 2011, the total undiscounted amount of estimated cash flows required to settle the liabilities was $33.4 million (2010 – $32.4 million). The movement in the provision during the year is explained as follows:

	2011	2010
Balance at January 1	$23,951	$21,033
New or revised provisions	1,454	2,595
Amounts charged against provisions	(66)	(346)
Accretion expense	550	669
Balance at December 31	$25,889	$23,951

b) Deferred gas payments:

The Company has a long-term liability related to deferred natural gas payments that is payable in equal installments in 2013, 2014 and 2015.

11. Expense by function:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Cost of sales	$1,910,889	$1,507,161
Selling and distribution	319,026	270,176
Administrative expenses	34,072	54,742
Total expenses by function	$2,263,987	$1,832,079

Cost of sales and operating expenses	$2,107,320	$1,694,865
Depreciation and amortization	156,667	137,214
Total expenses per Consolidated Statements of Income	$2,263,987	$1,832,079

Included in total expenses for the year ended December 31, 2011 are employee expenses, including share-based compensation, of $130.5 million (2010 – $141.7 million).

12. Finance costs:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Finance costs	$69,027	$68,723
Less capitalized interest related to Egypt plant under construction	(7,230)	(38,075)
	$61,797	$30,648

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Egypt methanol facility was capitalized until the plant was substantially completed and ready for productive use in mid-March of 2011. The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

13. Net income per common share:

The Company calculates basic net income per common share by dividing net income attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options is applied to repurchase

METHANEX |	Annual Report 2011	65

Notes to Consolidated Financial Statements

common shares at the average market price for the period. Stock options are dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option.

Diluted net income per common share is calculated by also giving effect to the potential dilution that would occur if outstanding TSARs were converted to common shares. Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require an adjustment to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

As a result of changes in the Company’s share price, the equity-settled method has been determined to be the more dilutive for 2011 while the cash-settled method was more dilutive for 2010. A reconciliation of the net income attributable to Methanex shareholders and used for the purpose of calculating diluted net income per common share is as follows:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Numerator for basic net income per common share	$201,326	$96,019
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(2,416)	–
Equity-settled expense	(4,327)	–
Numerator for diluted net income per common share	$194,583	$96,019

A reconciliation of the number of common shares used for the purposes of calculating basic and diluted net income per common share is as follows:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Denominator for basic net income per common share	93,026,482	92,218,320
Effect of dilutive stock options	1,305,480	1,291,479
Effect of dilutive TSARs	28,994	–
Denominator for diluted net income per common share [1]	94,360,956	93,509,799

[1]

3,039,284 and 2,625,030 outstanding options for the years ended December 31, 2011 and 2010, respectively, are dilutive and have been included in the diluted weighted average number of common shares. 724,905 outstanding TSARs for the year ended December 31, 2011 are dilutive and have been included in the diluted weighted average number of common shares.

For the years ended December 31, 2011 and 2010, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Basic net income per common share	$2.16	$1.04
Diluted net income per common share	$2.06	$1.03

14. Share-based compensation:

The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.

a) Stock options:

At December 31 2011, the Company had 1,967,798 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

(i) Incentive stock options:

The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted prior to 2005 have a maximum term of ten years with one-half of the options vesting one year after the date of the grant and a further vesting of one-quarter of the options per year over the subsequent two years. Beginning in 2005, all options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

66 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

Common shares reserved for outstanding incentive stock options at December 31, 2011 and 2010 are as follows:

	OPTIONS DENOMINATED IN CAD		OPTIONS DENOMINATED IN USD

	NUMBER OF STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at December 31, 2009	55,350	$7.58	4,998,242	$18.77
Granted	–	–	89,250	25.22
Exercised	(45,600)	8.19	(478,180)	18.54
Cancelled	(7,500)	3.29	(35,055)	15.33
Outstanding at December 31, 2010	2,250	9.56	4,574,257	18.95
Granted	–	–	67,800	28.74
Exercised	(2,250)	9.56	(613,483)	18.53
Cancelled	–	–	(24,370)	17.16
Outstanding at December 31, 2011	–	$–	4,004,204	$19.19

Information regarding the stock options outstanding at December 31, 2011 is as follows:

	OPTIONS OUTSTANDING AT DECEMBER 31, 2011			OPTIONS EXERCISABLE AT DECEMBER 31, 2011

Range of Exercise Prices	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER OF STOCK OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF STOCK OPTIONS EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
Options denominated in USD
$6.33 to $11.56	3.9	1,208,140	$6.56	778,535	$6.67
$17.85 to $22.52	1.1	950,950	20.48	950,950	20.48
$23.92 to $28.74	2.9	1,845,114	26.79	1,721,914	26.77
	2.8	4,004,204	$19.19	3,451,399	$20.55

(ii) Fair value assumptions:

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2011	2010
Risk-free interest rate	1.5%	1.7%
Expected dividend yield	2%	2%
Expected life of options	4 years	4 years
Expected volatility	51%	47%
Expected forfeitures	6%	5%
Weighted average fair value (USD per share)	$9.69	$7.59

For the year ended December 31, 2011, compensation expense related to stock options was $0.8 million (2010 – $1.5 million).

METHANEX |	Annual Report 2011	67

Notes to Consolidated Financial Statements

b) Share appreciation rights and tandem share appreciation rights:

All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant. SARs and TSARs units outstanding at December 31, 2011 are as follows:

	SARS		TSARS

	NUMBER OF UNITS	EXERCISE PRICE USD	NUMBER OF UNITS	EXERCISE PRICE USD
Outstanding at December 31, 2009	–	$–	–	$–
Granted	394,065	25.22	735,505	25.19
Exercised	–	–	–	–
Cancelled	(5,100)	25.22	–	–
Outstanding at December 31, 2010	388,965	25.22	735,505	25.19
Granted	274,210	28.69	498,190	28.78
Exercised	(14,030)	25.22	(7,800)	25.22
Cancelled	(25,598)	25.87	(6,160)	27.14
Outstanding at December 31, 2011 [1]	623,547	$26.72	1,219,735	$26.65

[1]	As at December 31, 2011 346,693 SARs or TSARs were exercisable. The Company has common shares reserved for outstanding TSARs.

The fair value of each SARs and TSARs grant was estimated on December 31, 2011 using the Black-Scholes option pricing model with the following assumptions:

	2011	2010
Risk-free interest rate	0.3%	1.0%
Expected dividend yield	3%	2%
Expected life of SARs and TSARs	2 years	3 years
Expected volatility	40%	52%
Expected forfeitures	4%	4%
Weighted average fair value (USD per share)	$3.38	$11.14

Compensation expense for SARs and TSARs is initially measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2011 was $6.3 million compared with the recorded liability of $5.0 million. The difference between the fair value and the recorded liability of $1.3 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years. The weighted average fair value of the vested SARs and TSARs was estimated at December 31, 2011 using the Black-Scholes option pricing model.

For the year ended December 31, 2011, compensation expense related to SARs and TSARs included in cost of sales and operating expenses was a recovery of $3.5 million (2010 – expense of $8.6 million). This included a recovery of $10.4 million (2010 – expense of $3.0 million) related to the effect of the change in the Company’s share price.

68 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

c) Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2011 are as follows:

	NUMBER OF DEFERRED SHARE UNITS	NUMBER OF RESTRICTED SHARE UNITS	NUMBER OF PERFORMANCE SHARE UNITS
Outstanding at December 31, 2009	505,176	22,478	1,078,812
Granted	48,601	29,500	404,630
Granted in lieu of dividends	14,132	1,265	28,915
Redeemed	(10,722)	(6,639)	(326,840)
Cancelled	–	–	(15,900)
Outstanding at December 31, 2010	557,187	46,604	1,169,617
Granted	25,516	17,100	281,470
Granted in lieu of dividends	15,208	1,566	28,887
Redeemed	–	(16,682)	(343,931)
Cancelled	–	–	(32,994)
Outstanding at December 31, 2011	597,911	48,588	1,103,049

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2011 was $38.0 million compared with the recorded liability of $35.5 million. The difference between the fair value and the recorded liability of $2.5 million will be recognized over the weighted average remaining vesting period of approximately 1.4 years.

For the year ended December 31, 2011, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $2.2 million (2010 – expense of $26.0 million). This included a recovery of $10.9 million (2010 – expense of $16.4 million) related to the effect of the change in the Company’s share price.

15. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2011 and 2010, revenues attributed to geographic regions, based on the location of customers, were as follows:

REVENUE	UNITED STATES	CANADA	EUROPE	CHINA	KOREA	OTHER ASIA	LATIN AMERICA	TOTAL
2011	$631,822	$175,928	$678,968	$431,137	$267,058	$154,899	$268,225	$2,608,037
2010	$469,494	$142,347	$454,130	$350,578	$ 216,232	$127,242	$206,560	$1,966,583

As at December 31, 2011 and 2010, the net book value of property, plant and equipment and oil and gas assets by country were as follows:

	CHILE	TRINIDAD	EGYPT	NEW ZEALAND	CANADA	KOREA	OTHER	TOTAL
2011
Property, plant & equipment	$598,377	$496,055	$939,218	$103,889	$ 53,331	$13,238	$28,915	$2,233,023
Oil & gas properties	42,772	–	–	8,174	–	–	–	50,946
	$641,149	$496,055	$939,218	$112,063	$ 53,331	$13,238	$28,915	$2,283,969
2010
Property, plant & equipment	$621,739	$518,117	$966,320	$86,304	$ 15,596	$14,038	$36,462	$2,258,576
Oil & gas properties	38,585	–	–	10,267	–	–	–	48,852
	$660,324	$518,117	$966,320	$96,571	$ 15,596	$14,038	$36,462	$2,307,428

METHANEX |	Annual Report 2011	69

Notes to Consolidated Financial Statements

16. Income and other taxes:

a) Income tax expense:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Current tax expense:
Current period	$35,000	$31,596
Adjustments to prior years	1,241	(2,133)
	36,241	29,463
Deferred tax expense:
Origination and reversal of temporary differences	17,058	1,891
Adjustments to prior years	(274)	1,471
Other	2,895	1,679
	19,679	5,041
Total income tax expense	$55,920	$34,504

b) Income tax expense included in other comprehensive income:

Included in other comprehensive income for the year ended December 31, 2011 is a deferred income tax recovery of $12.8 million related to the fair value of interest rate swap contracts and defined benefit pension plans where the amounts are deductible for tax purposes upon settlement.

c) Reconciliation of the effective tax rate:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to income before income taxes as follows:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Net income before tax	$283,920	$128,533
Canadian statutory tax rate	26.5%	28.5%
Income tax expense calculated at Canadian statutory tax rate	$75,239	$36,632
Increase (decrease) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	2,710	6,904
Previously unrecognized loss carryforwards and temporary differences	(29,536)	(13,173)
Adjustments to prior years	967	(662)
Other	6,540	4,803
Total income tax expense	$55,920	$34,504

d) Net deferred income tax liabilities:

(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets are as follows:

AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
Deferred income tax liabilities:
Property, plant and equipment	$270,483	$226,646	$229,625
Repatriation taxes	103,822	99,201	91,441
Other	43,465	41,159	29,174
	417,770	367,006	350,241
Deferred income tax assets:
Non-capital loss carryforwards	40,284	7,749	7,830
Property, plant and equipment	11,295	7,625	14,694
Fair value of interest rate swap contracts	10,384	–	–
Other	53,475	56,201	37,326
	115,438	71,575	59,850
Net deferred income tax liabilities	$302,332	$295,431	$290,390

70 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

The Company recognizes deferred income tax assets to the extent that it is probable that the benefit of these assets will be realized. At December 31, 2011, the Company had non-capital loss carryforwards and other deductible temporary differences in New Zealand of $82 million that have not been recognized. These non-capital loss carryforwards have no expiry date under current legislation. In Canada, the Company had non-capital loss carryforwards of $194 million, and other deductible temporary differences of $110 million that have not been recognized. The majority of the $194 million in non-capital loss carryforwards expire in the period 2014 to 2015.

(ii) Analysis of the change in deferred income tax liabilities:

	2011	2010
Balance, January 1	$295,431	$290,390
Deferred income tax expense included in net income	19,679	5,041
Deferred income tax recovery included in other comprehensive income	(12,778)	–
Balance, December 31	$302,332	$295,431

(e) Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago issued an assessment in 2011 against our 63.1% owned joint venture, Atlas Methanol Company Unlimited (“Atlas”), in respect of the 2005 financial year. All subsequent tax years remain open to assessment. The assessment relates to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. The impact of the amount in dispute for the 2005 financial year is nominal as Atlas was not subject to corporation income tax in that year. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained.

17. Changes in non-cash working capital:

Changes in non-cash working capital for the years ended December 31, 2011 and 2010 are as follows:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(58,403)	$(62,609)
Inventories	(51,358)	(58,753)
Prepaid expenses	2,412	(2,984)
Trade, other payables and accrued liabilities, including long-term payables	119,170	20,340
	11,821	(104,006)

Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	31,075	(18,962)
Changes in non-cash working capital	$42,896	$(122,968)
These changes relate to the following activities:
Operating	$35,388	$(120,618)
Investing	7,508	(2,350)
Changes in non-cash working capital	$42,896	$(122,968)

METHANEX |	Annual Report 2011	71

Notes to Consolidated Financial Statements

18. Capital disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.

AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
Liquidity:
Cash and cash equivalents	$350,711	$193,794	$169,788
Undrawn Egypt limited recourse debt facilities	–	–	58,048
Undrawn credit facility	200,000	200,000	200,000
Total liquidity	$550,711	$393,794	$427,836
Capitalization:
Unsecured notes	$348,762	$348,020	$347,332
Limited recourse debt facilities, including current portion	554,493	598,921	566,912
Total debt	903,255	946,941	914,244
Non-controlling interests	197,238	156,412	137,272
Shareholders’ equity	1,404,725	1,253,211	1,211,002
Total capitalization	$2,505,218	$2,356,564	$2,262,518
Total debt to capitalization [1]	36%	40%	40%
Net debt to capitalization [2]	26%	35%	35%

[1]	Total debt divided by total capitalization.
[2]	Total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company include the issue or repayment of general corporate debt, the issue of project debt, the issue of equity, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.

The undrawn credit facility in the amount of $200 million is provided by highly rated financial institutions, expires in mid-2015 and is subject to certain financial covenants. Note 8 provides further details regarding the financial and other covenants.

19. Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the Consolidated Statement of Financial Position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the Consolidated Statement of Financial Position at fair value unless exempted. Changes in fair value of derivative financial instruments are recorded in net income unless the instruments are designated as cash flow hedges.

72 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
Financial assets:
Financial assets held-for-trading:
Derivative financial instruments designated as cash flow hedges[1]	$300	$–	$–

Loans and receivables:
Cash and cash equivalents	350,711	193,794	169,788
Trade and other receivables, excluding current portion of GeoPark financing	332,642	272,575	193,068
Project financing reserve accounts included in other assets	39,839	12,548	12,920
GeoPark financing, including current portion (note 7)	18,072	25,868	46,055
Total financial assets[2]	$741,564	$504,785	$421,831
Financial liabilities:
Other financial liabilities:
Trade, other payable and accrued liabilities	$306,455	$231,994	$205,341
Deferred gas payments included in other long-term liabilities	51,079	–	–
Long-term debt, including current portion	903,255	946,941	914,244
Financial liabilities held-for-trading:
Derivative financial instruments designated as cash flow hedges[1]	41,536	43,488	33,185
Derivative financial instruments	–	–	99
Total financial liabilities	$1,302,325	$1,222,423	$1,152,869

[1]	The euro hedges and the Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.
[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

At December 31, 2011, all of the Company’s financial instruments are recorded on the Consolidated Statement of Financial Position at amortized cost, with the exception of derivative financial instruments, which are recorded at fair value unless exempted.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges. These interest rate swaps had outstanding notional amounts of $367 million as at December 31, 2011. The notional amounts decrease over the expected repayment period. At December 31, 2011, these interest rate swap contracts had a negative fair value of $41.5 million (2010 – $43.5 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At December 31, 2011, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 28.2 million euro in exchange for United States dollars and these euro contracts had a positive fair value of $0.3 million recorded in trade and other receivables. Changes in the fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The table below shows cash outflows for derivative hedging instruments based upon contractual payment dates using LIBOR at December 31, 2011. The amounts reflect the maturity profile of the fair value liability where the instruments will be settled net and are subject to change based on the prevailing LIBOR at each of the future settlement dates. The swaps are with high investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

AS AT DECEMBER 31	2011	2010
Within one year	$14,178	$15,398
1 to 2 years	13,178	13,675
2 to 3 years	12,451	10,116
3 to 4 years	5,036	5,622
4 to 5 years	–	1,677
	$44,843	$46,488

METHANEX |	Annual Report 2011	73

Notes to Consolidated Financial Statements

The fair values of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $0.5 million at December 31, 2011 (December 31, 2010 – nil).

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

AS AT DECEMBER 31	2011		2010
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Long-term debt	$903,255	$913,311	$946,941	$967,953

There is no publicly traded market for the limited recourse debt facilities, the fair value of which is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes was calculated by reference to a limited number of small transactions at the end of 2011 and 2010. The fair value of the Company’s unsecured notes will fluctuate until maturity.

20. Financial risk management:

a) Market risks:

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly, it is important to maintain financial flexibility. The Company has adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol and the Company has entered into long-term natural gas supply contracts for its production facilities in Chile, Trinidad, New Zealand and Egypt. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company has entered into short-term natural gas forward supply contracts at fixed prices for its Medicine Hat operations.

Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

74 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

The Company’s interest rate risk exposure is mainly related to long-term debt obligations. Approximately one-half of its debt obligations are subject to interest at fixed rates. The Company also seeks to limit this risk through the use of interest rate swaps, which allows the Company to hedge cash flow changes by swapping variable rates of interest into fixed rates of interest.

AS AT	Dec 31 2011	Dec 31 2010	Jan 1 2010
Fixed interest rate debt:
Unsecured notes	$348,762	$348,020	$347,332
Atlas limited recourse debt facilities (63.1% proportionate share)	56,599	70,292	76,833
	$405,361	$418,312	$424,165
Variable interest rate debt:
Atlas limited recourse debt facilities (63.1% proportionate share)	$7,798	$9,285	$16,322
Egypt limited recourse debt facilities	470,208	499,706	461,570
Other limited recourse debt facilities	19,888	19,638	12,187
	$497,894	$528,629	$490,079

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 19) of approximately $7.8 million as of December 31, 2011 (2010 – $11.5 million). The fair value of variable interest rate debt fluctuates primarily with changes in credit spreads.

For the variable interest rate debt that is unhedged, a 1% change in LIBOR would result in a change in annual interest payments of $1.3 million as of December 31, 2011 (2010 – $1.6 million).

For the variable interest rate debt that is hedged with a variable-for-fixed interest rate swap (note 19), a 1% change in the interest rates along the yield curve would result in a change in fair value of the interest rate swaps of approximately $11.3 million as of December 31, 2011 (2010 – $15.0 million). These interest rate swaps are designated as cash flow hedges, which results in the effective portion of changes in their fair value being recorded in other comprehensive income.

Foreign currency risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As at December 31, 2011, the Company had a net working capital asset of $78.4 million in non-US-dollar currencies (2010 – $74.3 million). Each 10% strengthening (weakening) of the US dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $7.8 million (2010 – $7 million).

METHANEX |	Annual Report 2011	75

Notes to Consolidated Financial Statements

b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. At December 31, 2011, the Company had $350.7 million of cash and cash equivalents. In addition, the Company has an undrawn, unsecured revolving bank facility of $200 million provided by highly rated financial institutions that expires in May 2015.

In addition to the above-mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash outflows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

AS AT DECEMBER 31, 2011	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables[1]	$294,351	$294,351	$294,351	$–	$–	$–
Deferred gas payments included in other long-term liabilities	51,079	52,906	–	52,906	–	–
Long-term debt[2]	903,255	1,059,312	285,569	155,456	280,717	337,570
Egypt interest rate swaps	41,536	44,843	14,178	25,629	5,036	–
	$1,290,221	$1,451,412	$594,098	$233,991	$285,753	$337,570

[1]	Excludes taxes and accrued interest.
[2]	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates at December 31, 2011.

c) Credit risk:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including certain contractual rights, in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and at December 31, 2011 substantially all of the trade receivables were classified as current.

Cash and cash equivalents

To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

Derivative financial instruments

The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives, required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with policies.

76 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

21. Retirement plans:

a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

AS AT	Dec 31 2011	Dec 31 2010
Accrued benefit obligations:
Balance, beginning of year	$70,072	$61,643
Current service cost	2,551	2,329
Interest cost on accrued benefit obligations	3,665	3,540
Benefit payments	(5,522)	(3,220)
Actuarial loss	11,049	2,204
Foreign exchange loss (gain)	(3,257)	3,576
Balance, end of year	78,558	70,072
Fair values of plan assets:
Balance, beginning of year	45,378	42,103
Expected return on plan assets	2,333	2,164
Contributions	4,349	1,229
Benefit payments	(5,522)	(3,220)
Actuarial gain (loss)	(2,577)	829
Foreign exchange gain (loss)	(685)	2,273
Balance, end of year	43,276	45,378
Unfunded status	35,282	24,694
Minimum funding requirement	260	1,246
Defined benefit obligation, net	$35,542	$25,940

The Company has an unfunded retirement obligation of $33.3 million at December 31, 2011 (2010 – $28.7 million) for its employees in Chile that will be funded at retirement in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company has a funded retirement obligation of $2.3 million at December 31, 2011 (2010 – funded asset $2.8 million) for its employees in Canada and Europe under which the Company estimates that it will make additional contributions totaling $6.2 million in 2012.

The Company’s net defined benefit pension plan expense charged to the Consolidated Statements of Income for the years ended December 31, 2011 and 2010 is as follows:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Net defined benefit pension plan expense:
Current service cost	$2,551	$2,329
Interest cost on defined benefit obligations	3,665	3,540
Expected return on plan assets	(2,333)	(2,164)
	$3,883	$3,705

The Company’s current year actuarial losses, recognized in the Consolidated Statements of Comprehensive Income for the years ended December 31, 2011 and 2010, are as follows:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Actuarial loss	$13,626	$1,375
Minimum funding requirement	(986)	326
Current year actuarial losses	$12,640	$1,701

METHANEX |	Annual Report 2011	77

Notes to Consolidated Financial Statements

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2010 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2013.

The actuarial assumptions used in accounting for the defined benefit pension plans are as follows:

FOR THE YEARS ENDED	2011	2010
Benefit obligation at December 31:
Weighted average discount rate	4.56%	5.43%
Rate of compensation increase	3.93%	4.15%
Net expense for years ended December 31:
Weighted average discount rate	5.85%	5.91%
Rate of compensation increase	4.78%	4.44%
Expected rate of return on plan assets	6.70%	7.00%

The expected rate of return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. The difference between actual return and the expected return is an actuarial gain or loss and is recorded in the Consolidated Statements of Comprehensive Income for the year. For the year ended December 31, 2011, the Company’s actual return on plan assets was a loss of $0.3 million (2010 – gain of $3.0 million).

The asset allocation for the defined benefit pension plan assets as at December 31, 2011 and 2010 is as follows:

AS AT DECEMBER 31	2011	2010
Equity securities	46%	47%
Debt securities	28%	25%
Cash and other short-term securities	26%	28%
Total	100%	100%

b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2011 was $4.2 million (2010 – $3.7 million).

22. Commitments and contingencies:

a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay natural gas supply contracts to purchase annual quantities of feedstock supplies and to pay for transportation capacity related to these supplies up to 2035. The minimum estimated commitment under these contracts, excluding Argentina natural gas supply contracts, is as follows:

AS AT DECEMBER 31, 2011

2012	2013	2014	2015	2016	Thereafter
$ 248,249	$190,781	$132,094	$101,675	$101,929	$1,232,613

78 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

b) Argentina natural gas supply contracts:

The Company has supply contracts with Argentinean suppliers for natural gas sourced from Argentina for a significant portion of the capacity for its facilities in Chile with expiration dates between 2017 and 2025. Since June 2007, the Company’s natural gas suppliers from Argentina have curtailed all gas supply to the Company’s plants in Chile in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports. Under the current circumstances, the Company does not expect to receive any further natural gas supply from Argentina.

c) Operating lease commitments:

The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space, equipment and other operating lease commitments as follows:

AS AT DECEMBER 31, 2011

2012	2013	2014	2015	2016	Thereafter
$ 136,497	$109,724	$90,654	$70,503	$66,028	$340,237

d) Purchased methanol:

We have marketing rights for 100% of the production from our jointly owned plants (the Atlas plant in Trinidad in which we have a 63.1% interest and the new plant in Egypt in which we have a 60% interest) which results in purchase commitments of an additional 1.2 million tonnes per year of methanol offtake supply when these plants operate at capacity. At December 31, 2011, the Company also had commitments to purchase methanol under other offtake contracts for approximately 544,000 tonnes for 2012. The pricing under the purchase commitments related to our 100% marketing rights from our jointly owned plants and the purchase commitments with other suppliers is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included above.

23. Related parties

The Company has interests in significant subsidiaries and joint ventures as follows:

			INTEREST %
NAME	COUNTRY OF INCORPORATION	PRINCIPAL ACTIVITIES	DEC 31 2011	DEC 31 2010
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & Sales	100%	100%
Methanex Europe NV	Belgium	Marketing & Sales	100%	100%
Methanex Methanol Company, LLC	USA	Marketing & Sales	100%	100%
Egyptian Methanex Methanol Company S.A.E.	Egypt	Production	60%	60%
Methanex Chile S.A.	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	Production	100%	100%
Waterfront Shipping Company Limited	Cayman Islands	Distribution & Shipping	100%	100%
Significant joint ventures:
Atlas Methanol Company Unlimited[1]	Trinidad	Production	63.1%	63.1%

[1]	Summarized financial information for the group’s share of Atlas is disclosed in note 6.

METHANEX |	Annual Report 2011	79

Notes to Consolidated Financial Statements

Remuneration of non-management directors and senior management, which includes the eight members of the executive leadership team, is as follows:

FOR THE YEARS ENDED DECEMBER 31	2011	2010
Short-term employee benefits	$10,808	$7,978
Post-employment benefits	715	753
Other long-term employee benefits	72	66
Share-based compensation expense (recovery)	(3,328)	21,126
Total	$8,267	$29,923

24. Transition to International Financial Reporting Standards:

As stated in note 2, these are the Company’s first consolidated financial statements under IFRS. The accounting policies described in note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010, the Company’s date of transition. An explanation of the IFRS 1, first-time adoption of IFRS exemptions and the required reconciliations between IFRS and Canadian GAAP are described below:

IFRS 1 First-time Adoption of International Financial Reporting Standards

In preparing these consolidated financial statements, the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company has elected to apply:

Business combinations

The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition. The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Employee benefits

The Company has elected to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately into retained earnings, rather than continuing to defer and amortize into the results of operations. Refer to note 24(b) for the impact to the financial statements.

Fair value or revaluation as deemed cost

The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets. The Company elected the exemption for certain assets that were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS. The carrying value of those assets on transition to IFRS is therefore consistent with the Canadian GAAP carrying value on the transition date.

Share-based compensation

The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted before November 7, 2002 and those granted but fully vested before the date of transition to IFRS. As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 that were not fully vested at January 1, 2010.

Site restoration costs

The Company has elected to apply the IFRS 1 exemption whereby it has measured the site restoration costs at January 1, 2010 in accordance with the requirements in IAS 37, Provisions, estimated the amount that would have been in property, plant and equipment when the liabilities first arose, and discounted the transition date liability to that date using the best estimate of the historical risk-free discount rate.

Oil and gas properties

The Company has elected to carry forward the Canadian GAAP full-cost method of accounting oil and gas asset carrying value as of January 1, 2010 as the balance on transition to IFRS.

80 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

Reconciliations between IFRS and Canadian GAAP

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flow for comparative periods. The Company’s adoption of IFRS did not have a significant impact on total operating, investing or financing cash flows in the prior periods. However, it did result in some presentation changes. Under Canadian GAAP, interest paid included in profit and loss was classified as operating activities and capitalized interest was classified as investing activities. Under IFRS, interest paid, including capitalized interest, is classified as financing activities. There were no other significant adjustments to the statement of cash flows. In preparing these consolidated financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statements of financial position, net income and comprehensive income is provided below:

Reconciliation of assets, liabilities and equity

The table below provides a summary of the adjustments to the Company’s statement of financial position at December 31, 2010 and January 1, 2010:

AS AT	Dec 31 2010	Jan 1 2010
Total assets per Canadian GAAP	$3,070,159	$2,923,417
Leases (a)	55,114	61,095
Employee benefits (b)	(12,126)	(10,611)
Site restoration costs (c)	3,595	1,285
Borrowing costs (d)	23,951	8,269
Other	–	126
Total assets per IFRS	$3,140,693	$2,983,581
Total liabilities per Canadian GAAP	$1,793,532	$1,687,331
Leases (a)	68,657	74,240
Employee benefits (b)	5,658	6,038
Site restoration costs (c)	7,709	4,901
Borrowing costs (d)	9,580	3,307
Uncertain tax positions (e)	7,158	5,365
Share-based compensation (f)	5,738	261
Deferred tax impact and other adjustments (g)	(10,549)	(8,863)
Reclassification of non-controlling interests (h)	(156,413)	(137,273)
Total liabilities per IFRS	$1,731,070	$1,635,307
Total equity per Canadian GAAP	$1,276,628	$1,236,086
Leases (a)	(13,543)	(13,146)
Employee benefits (b)	(17,784)	(16,650)
Site restoration costs (c)	(4,114)	(3,612)
Borrowing costs (d)	14,370	4,961
Uncertain tax positions (e)	(7,158)	(5,365)
Share-based compensation (f)	(5,738)	(261)
Deferred tax impact and other adjustments (g)	10,549	8,863
Reclassification of non-controlling interests (h)	156,413	137,272
Other	–	126
Total equity per IFRS	$1,409,623	$1,348,274
Total liabilities and equity per IFRS	$3,140,693	$2,983,581

METHANEX |	Annual Report 2011	81

Notes to Consolidated Financial Statements

Reconciliation of net income

The table below provides a summary of the adjustments to net income for the year ended December 31, 2010:

Dec 31 2010
Net income per Canadian GAAP	$101,733
Leases (a)	(397)
Employee benefits (b)	(100)
Site restoration costs (c)	(500)
Uncertain tax positions (e)	(1,793)
Share-based compensation (f)	(4,588)
Deferred tax impact and other adjustments (g)	1,791
Other	(127)
Total adjustments	(5,714)
Net income per IFRS attributable to Methanex Corporation shareholders	$96,019
Net loss per IFRS attributable to non-controlling interests	(1,990)
Net income per IFRS	$94,029

Reconciliation of comprehensive income

The table below provides a summary of the adjustments to comprehensive income for the year ended December 31, 2010:

Dec 31 2010
Comprehensive income per Canadian GAAP	$86,140
IFRS/CDN GAAP differences to net income (see table above)	(5,714)
Employee benefits – actuarial losses	(1,139)
Borrowing costs transferred to property, plant and equipment (d)	9,410
Comprehensive income per IFRS attributable to Methanex Corporation shareholders	$88,697
Comprehensive loss per IFRS attributable to non-controlling interests	(6,110)
Comprehensive income per IFRS	$82,587

The items noted above in the reconciliations of the statement of financial position, net income and comprehensive income from Canadian GAAP to IFRS are described below:

a) Leases:

Under Canadian GAAP, an arrangement at inception that can only be fulfilled through the use of a specific asset or assets, and which conveys a right to use that asset, may be a lease or contain a lease. Regardless of whether the arrangement takes the legal form of a lease, an asset and corresponding liability should be recorded if certain criteria are met. However, Canadian GAAP has grandfathering provisions that exempt contracts entered into before 2004 from these requirements.

IFRS has similar accounting requirements as Canadian GAAP for lease-like arrangements, with IFRS requiring full retrospective application. The Company has long-term oxygen supply contracts for its Atlas and Titan methanol plants in Trinidad, executed prior to 2004, which are regarded as finance leases under these standards. Accordingly, the oxygen supply contracts are required to be accounted for as finance leases from original inception of the lease. The Company measured the value of these finance leases and applied finance lease accounting retrospectively from inception to January 1, 2010 to determine the opening day IFRS impact. As at January 1, 2010, this results in an increase to property, plant and equipment of $61.1 million and other long-term liabilities of $74.2 million, with a corresponding decrease to retained earnings of $13.1 million.

In comparison to Canadian GAAP, for the year ended December 31, 2010, this accounting treatment resulted in lower cost of sales and operating costs, higher finance costs and higher depreciation and amortization charges, with no significant impact to net earnings. As at December 31, 2010, this resulted in an increase to property, plant and equipment of $55.1 million and other long-term liabilities of $68.6 million, with a corresponding decrease to shareholders’ equity of $13.5 million.

82 METHANEX |	Annual Report 2011

Notes to Consolidated Financial Statements

b) Employee benefits:

The Company elected the IFRS 1 exemption to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately in retained earnings. As at January 1, 2010, this results in a decrease to retained earnings of $16.6 million, a decrease to other assets of $10.6 million and an increase to other long-term liabilities of $6.0 million.

In comparison to Canadian GAAP for the year ended December 31, 2010, net earnings decreased by approximately $0.1 million. This includes an adjustment to the Company’s 2010 financial statements as previously reported under IFRS to reflect the impact of foreign exchange on the cumulative actuarial losses as reported. As at December 31, 2010, the recognition of actuarial gains and losses into retained earnings and the impact of foreign exchange resulted in a decrease to shareholders’ equity of $17.8 million, a decrease to other assets of $12.1 million and an increase to other long-term liabilities of $5.7 million.

c) Site restoration costs:

Under IFRS, the Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company is required to determine a best estimate of site restoration costs for all sites, whereas under Canadian GAAP site restoration costs were not recognized with respect to assets with indefinite or indeterminate lives. In addition, under IFRS a change in the market-based discount rate will result in a change in the measurement of the provision. As at January 1, 2010, adjustments to the financial statements to recognize site restorations costs on transition to IFRS are recognized as an increase to other long-term liabilities of approximately $4.9 million and an increase to property, plant and equipment of approximately $1.3 million, with the balancing amount recorded as a decrease to retained earnings to reflect the depreciation expense and interest accretion since the date the liabilities first arose.

In comparison to Canadian GAAP at December 31, 2010, recognition of site restoration costs resulted in an increase to other long-term liabilities of approximately $7.7 million and an increase to property, plant and equipment of approximately $3.6 million, with a corresponding decrease to shareholders’ equity and no significant impact to net earnings.

d) Borrowing costs:

IAS 23 prescribes the accounting treatment and eligibility of borrowing costs. The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities. Under Canadian GAAP, cash settlements for these swaps during construction are recorded in accumulated other comprehensive income for the Company’s 60% portion and 40% is recorded in non-controlling interest. Under IFRS, the cash settlements during construction are recorded to property, plant and equipment. Accordingly, there is an increase to property, plant and equipment of approximately $8.3 million and $24.0 million as of January 1, 2010 and December 31, 2010, respectively. The increase to property, plant and equipment is offset by an increase to accumulated other comprehensive income of approximately $5.0 million and $14.4 million and an increase in non-controlling interest of approximately $3.3 million and $9.6 million as of January 1, 2010 and December 31, 2010, respectively, with no net impact on earnings.

e) Uncertain tax positions:

IAS 12 prescribes recognition and measurement criteria of a tax position taken or expected to be taken in a tax return. As at January 1, 2010, this resulted in an increase to income tax liabilities and a decrease to retained earnings of approximately $5.4 million in comparison to Canadian GAAP. For the year ended December 31, 2010, this has resulted in a decrease in net earnings of $1.8 million with a corresponding increase to income tax liabilities.

f) Share-based compensation:

During 2010, the Company made its first grant of SARs and TSARs in connection with the employee long-term incentive compensation plan.

Under Canadian GAAP, both SARs and TSARs are accounted for using the intrinsic value method. The intrinsic value related to SARs and TSARs is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. Changes in intrinsic value in each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. Under IFRS, SARs and TSARs are required to be accounted for using a fair value method. The fair value related to SARs and TSARs is estimated using an option pricing model. Changes in fair value estimated using an option pricing model each period are recognized in net income for the proportion of the service that has been rendered at each reporting date.

The fair value estimated using an option pricing model will be higher than the intrinsic value due to the time value included in the estimated fair value. Accordingly, it is expected that the difference between the accounting expense under IFRS compared with Canadian GAAP would be higher in the beginning life of a SAR or TSAR with this difference narrowing as time passes and with total accounting expense ultimately being the same on the date of exercise.

METHANEX |	Annual Report 2011	83

Notes to Consolidated Financial Statements

The SARs and TSARs were granted for the first time in March 2010, and therefore, there is no adjustment required to the financial statements on January 1, 2010. The difference in fair value method under IFRS compared with the intrinsic value method under Canadian GAAP has resulted in the decrease to net earnings of approximately $4.6 million, increase to other long-term liabilities of approximately $5.7 million and corresponding decrease to shareholders’ equity for the year ended December 31, 2010.

g) Deferred tax impact and other adjustments:

This adjustment primarily represents the income tax effect of the adjustments related to accounting differences between Canadian GAAP and IFRS. As at January 1, 2010, this has resulted in a decrease to deferred income tax liabilities and an increase to retained earnings of approximately $8.9 million. For the year ended December 31, 2010, this resulted in an increase to net earnings of $1.8 million.

h) Reclassification of non-controlling interests from liabilities:

The Company has a 60% interest in EMethanex, the Egyptian company through which it has developed the Egyptian methanol project. The Company accounts for this investment using consolidation accounting, which results in 100% of the assets and liabilities of EMethanex being included in the financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. Under Canadian GAAP, the non-controlling interest is classified as a liability, whereas under IFRS the non-controlling interest is classified as equity, but presented separately from the parent’s shareholder equity. This reclassification results in a decrease to liabilities and an increase in equity of approximately $137.3 million and $156.4 million as of January 1, 2010 and December 31, 2010, respectively.

84 METHANEX |	Annual Report 2011